Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@RRsat.com

For Immediate Release

RRsat Announces First Acquisition in North America

Acquiring Skynet Satellite’s Teleport in Hawley, Pennsylvania

OMER, Israel – February 14, 2008 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that its subsidiary, RRsat Global Communications Inc., has entered into an agreement to acquire the Hawley Teleport located in Pike County, Pennsylvania, for approximately $4.25 million.

As part of the transaction, RRsat will acquire all the property, assets and licenses of the Teleport from Skynet Satellite Corporation. The Hawley Teleport, formerly owned by satellite operator Loral Skynet, includes approximately 200 acres, a 3 floor communication building on the premises of a size of approximately 40,000 sq. ft, communications equipment and antennas, in which substantial resources have been invested during the teleport’s 33 years of operation.

The acquisition is expected to close during the second quarter of 2008 and is subject to regulatory approvals, a 45-day due diligence period and customary closing conditions.

“We are very pleased to announce our proposed acquisition of this premier teleport facility in Pennsylvania, in which substantial resources have been invested over the years in advanced antennas and communications equipment. The Hawley teleport, which was designed from inception to support the distribution of video and radio content, is uniquely suited to complement RRsat’s services and customer base. The teleport is also geographically well-positioned for RRsat’s service requirements, under the transatlantic coverage of RRsat Global Network, with strong fiber connectivity to our major U.S. point of presence in New York as well as unobstructed views of our most heavily utilized satellites,” commented David Rivel, Founder and CEO of RRsat.

Mr. Rivel added, “This acquisition is the first step in our strategic plan to build a strong local presence in the North American region, and further expand the footprint of our proprietary RRsat Global Network. The teleport has significant equipment capacity to accommodate RRsat’s continued growth in the U.S. market. We also intend to continue to explore additional complementary acquisitions, that will enhance our access to the U.S. market, and will enable us to offer a broader range of end-to-end services to our growing global customer base within the United States.”

Conference Call
Conference call to discuss the transaction scheduled for later today, February 14, 2008 at 11:00 am EST (08:00 am PT; 04:00 pm UK Time; 06:00 pm Israel Time). On the call, Mr. David Rivel, Founder & CEO and Mr. Gil Efron, CFO will review and discuss the transaction and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US:	1-888-407-2553	UK:	0-800-917-9141
Israel:	03-9180609	International:	+972 3-918-0609

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 400 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) our ability to consummate the transaction in a timely manner, or at all, (ii) our ability to successfully integrate the acquired assets, (iii) the growth of our business in the United States and elsewhere, (iv), our ability to build a strong local presence in the North American region (v) our expectation to expand our client base and sell additional services to our existing client base, and (vi) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2006 and our Current Reports on Form 6-K.

Information in this press release concerning Skynet Satellite and Loral Skynet has not been independently verified by RRsat.